UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 12, 2024

(Date of earliest event reported)

PHOENIX CAPITAL GROUP HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

9.0% Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On December 12, 2024, Phoenix Capital Group Holdings, LLC (the “Company”) entered into the second amendment (the “Second Amendment”) to that certain Loan Agreement, dated as of September 13, 2023 (as amended and supplemented to date, the “Adamantium Loan Agreement”), by and among the Company, Phoenix Operating, LLC (“PhoenixOp”), and Adamantium Capital LLC (the “Adamantium”).

Pursuant to the Second Amendment, among other things, the maximum principal amount available to the Company and PhoenixOp under the Adamantium Loan Agreement was increased from $200.0 million to $407.0 million. Concurrently, with the entry into the Second Amendment, Adamantium increased the maximum offering amount of its bonds (“Adamantium Bonds”) under Rule 506(c) of Regulation D under the U.S. Securities Act of 1933, as amended, from $200.0 million to $400.0 million. Adamantium may, but is not guaranteed to, issue $400.0 million in aggregate principal amount of Adamantium Bonds to fund advances to the Company and PhoenixOp pursuant to the Adamantium Loan Agreement. The timing of any advance under the Adamantium Loan Agreement will continue to be contingent upon Adamantium’s receipt of proceeds from the sale of Adamantium Bonds. Each advance will continue to have a maturity and interest rate that matches the terms of the respective Adamantium Bonds sold prior to such advance and to which such advance relates.

The foregoing description of the Second Amendment is a summary and is qualified in its entirety by reference to the Second Amendment, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC By: Phoenix Equity Holdings, LLC

By:	/s/ Curtis Allen
Name:	Curtis Allen
Title:	Chief Financial Officer

Date:	December 18, 2024

Exhibit Index

Exhibit No.	Description

99.1	Second Amendment to the Loan Agreement by and among Phoenix Capital Group Holdings, LLC, Phoenix Operating, LLC, and Adamantium Capital LLC, dated as of December 12, 2024.